Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

[The following is the text of a letter sent to employees of Larscom Incorporated on March 18, 2003.]

Dear Larscom employee:

Great news! Today we announced that Larscom and VINA Technologies have signed a definitive agreement to join forces in a strategic merger to create a leader in Enterprise Broadband Access. This is an exciting time for our two companies that will help us to achieve economies-of-scale to serve our customers better.

Finding a partner with a complementary product line, technology roadmap, and vision for the next generation of network access is a significant achievement in our development plan. VINA Technologies is a leader in integrated voice & data broadband access solutions and also brings to Larscom established relationships with regional carriers. Together, we are positioned to be a leader in the consolidation of the access market.

The primary benefits that we expect to achieve through this strategic combination are:
-	A comprehensive product portfolio with enhanced breath and depth
-	An increased capability to accelerate the pace of innovation of next generation broadband access solutions
-	Synergies in combing the common technologies to broaden the overall product portfolio even further
-	Efficiencies in organizational structure will position us to reach profitability within a year of the merger
-	Worldwide established relationships with major carriers and enterprise customers to further strengthen our long term position

Larscom and VINA will continue to operate as independent companies until the anticipated completion of the merger during the second quarter. The success of this merger depends on each company executing to its current goals over the next two quarters, so it is very important that we all stay focused.

I’m sure you have lots of questions, so be sure to join our employee ALL HANDS MEETING today at 9:30 am (PST) in the Larscom training room. Those of you in the field can call in at 6:30 am PST to 1-800-772-1056 (US) or +1 706-634-2164 (international) – the conference call is Larscom Company Meeting and I am the leader of the call.

Sincerely,

Daniel L. Scharre

Additional Information and Where to Find It

     Larscom plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and VINA and Larscom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when it becomes available and any other relevant documents filed with the SEC because they will contain important information about Larscom, VINA, the merger and related matters. Investors and security holders will be able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at (510) 771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at (408) 941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

     VINA and Larscom will be soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom’s 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

Safe Harbor Statement

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, including the risk that stockholder approval might not be obtained in a timely manner or at all, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.